UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2013
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the nine months ended September 30, 2013. Also, attached hereto as Exhibit 99.1 is a list of the Company’s significant subsidiaries. In addition, attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in eXtensible Business Reporting Language (XBRL).
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-170598) and on Form F-3 (Registration No. 333-191406), each filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2010 and September 26, 2013, respectively.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE PERIOD ENDED SEPTEMBER 30, 2013

INDEX

Unaudited Condensed Consolidated Statements of Operations for the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012	Page 5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2013 and September 30, 2012 and for year ended December 31, 2012	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine month periods ended September 30, 2013 and September 30, 2012 and for year ended December 31, 2012	Page 9
Notes to the Unaudited Condensed Financial Statements	Page 10
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 29
Cautionary Statement Regarding Forward-Looking Statement	Page 37
Signatures	Page 38

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012
(in thousands of $, except per share amounts)

	Nine months ended		Year ended
	September 30,		December 31,
	2013	2012	2012
Operating revenues
Direct financing lease interest income - related parties	42,502	44,695	59,214
Direct financing lease interest income - other	4,231	4,913	6,501
Finance lease service revenues - related parties	39,806	49,420	64,766
Finance lease service revenues - other	1,846	—	—
Profit sharing revenues - related parties	283	40,079	52,176
Time charter revenues - related parties	3,706	—	—
Time charter revenues - other	58,609	42,790	60,258
Bareboat charter revenues - related parties	13,713	15,853	20,701
Bareboat charter revenues - other	31,941	43,449	54,212
Voyage charter revenues - other	1,308	—	—
Other operating income	1,216	839	1,864
Total operating revenues	199,161	242,038	319,692
Gain on sale of assets and termination of charters	18,025	25,849	47,386
Operating expenses
Ship operating expenses - related parties	41,678	50,605	66,455
Ship operating expenses - other	32,797	19,565	28,459
Depreciation	43,044	41,377	55,602
Administrative expenses - related parties	350	354	471
Administrative expenses - other	5,349	6,247	8,471
Total operating expenses	123,218	118,148	159,458
Net operating income	93,968	149,739	207,620
Non-operating income / (expense)
Interest income - related parties, associated companies	14,681	14,681	19,575
Interest income - other	7,274	5,238	7,599
Interest expense - other	(65,327)	(70,967)	(94,851)
(Loss)/ gain on repurchase of bonds	(1,177)	129	(122)
Long-term investment impairment charge	—	(3,353)	(3,353)
Other financial items, net	(623)	5,942	5,876
Net income before equity in earnings of associated companies	48,796	101,409	142,344
Equity in earnings of associated companies	22,108	33,328	43,492
Net income	70,904	134,737	185,836
Per share information:
Basic earnings per share	$0.80	$1.70	$2.31
Diluted earnings per share	$0.74	$1.65	$2.22
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012
(in thousands of $)

	Nine months ended		Year ended
	September 30,		December 31,
	2013	2012	2012
Net income	70,904	134,737	185,836
Fair value adjustments to hedging financial instruments	32,558	(21,731)	(18,407)
Fair value adjustments to hedging financial instruments in associated companies	2,286	16,740	19,561
Reclassification into net income of previous fair value adjustments to hedging financial instruments	3,001	27	27
Fair value adjustments to available for sale securities	256	751	896
Other comprehensive (loss)/income	(43)	34	67
Other comprehensive income/(loss)	38,058	(4,179)	2,144

Comprehensive income	108,962	130,558	187,980
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at September 30, 2013 and December 31, 2012
(in thousands of $, except share data)

	September 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	59,031	60,542
Available for sale securities	67,367	55,661
Trade accounts receivable	4,903	7,997
Due from related parties	3,976	54,203
Other receivables	7,350	3,673
Inventories	6,150	2,951
Prepaid expenses and accrued income	2,972	735
Investment in direct financing and sales-type leases, current portion	50,579	56,870
Total current assets	202,328	242,632
Vessels and equipment	1,360,605	1,259,588
Accumulated depreciation on vessels and equipment	(255,607)	(218,462)
Vessels and equipment, net	1,104,998	1,041,126
Newbuildings	118,133	69,175
Investment in direct financing and sales-type leases, long-term portion	952,866	1,086,989
Investment in associated companies	34,285	232,891
Loans to related parties - associated companies, long-term	557,972	221,884
Loans to others, long-term	50,000	50,000
Financial instruments (long term): mark to market valuation	11,716	3,411
Other long-term investments	1,241	1,241
Deferred charges	45,013	23,740
Total assets	3,078,552	2,973,089

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short term and current portion of long-term debt	344,203	157,689
Due to related parties	13,100	9,227
Financial instruments (short term): mark to market valuation	6,085	—
Accrued expenses	11,632	12,576
Other current liabilities	8,640	18,026
Total current liabilities	383,660	197,518
Long-term liabilities
Long-term debt	1,424,174	1,673,511
Financial instruments (long term): mark to market valuation	62,667	85,881
Other long-term liabilities	18,901	21,411
Total liabilities	1,889,402	1,978,321

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 93,260,000 and 85,225,000 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively)	93,260	85,225
Additional paid-in capital	285,593	144,258
Contributed surplus	570,164	561,372
Accumulated other comprehensive loss	(43,649)	(79,421)
Accumulated other comprehensive loss - associated companies	(2,890)	(5,176)
Retained earnings	286,672	288,510
Total stockholders’ equity	1,189,150	994,768
Total liabilities and stockholders’ equity	3,078,552	2,973,089
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012
(in thousands of $)

	Nine months ended		Year ended
	September 30,		December 31,
	2013	2012	2012
Operating activities
Net income	70,904	134,737	185,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	43,044	41,377	55,602
Long-term investment impairment charge	—	3,353	3,353
Amortization of deferred charges	8,002	4,336	5,866
Amortization of seller’s credit	(1,492)	(1,462)	(1,942)
Equity in earnings of associated companies	(22,108)	(33,328)	(43,492)
Gain on sale of assets and termination of charters	(18,025)	(25,849)	(47,386)
Adjustment of derivatives to market value	(2,051)	(7,367)	(7,780)
Loss/ (gain) on repurchase of bonds	1,177	(129)	122
Interest receivable in form of notes	(2,020)	(1,133)	(1,779)
Other	(2,680)	(542)	(543)
Changes in operating assets and liabilities
Trade accounts receivable	(853)	(5,532)	(7,787)
Due from related parties	50,767	(38,959)	(51,623)
Other receivables	(3,677)	(979)	(1,067)
Inventories	(3,199)	(788)	(97)
Prepaid expenses and accrued income	(2,237)	(721)	(190)
Trade accounts payable	1,882	(22)	774
Accrued expenses	(1,929)	4,719	3,206
Other current liabilities	473	(3,460)	(4,503)
Net cash provided by operating activities	115,978	68,251	86,570

Investing activities
Repayments from investments in direct financing and sales-type leases	39,886	44,292	58,571
Additions to newbuildings	(76,815)	(67,477)	(90,612)
Purchase of vessels	—	—	(76,936)
Proceeds from sales of vessels and termination of charters	40,366	35,104	100,733
Net amounts (paid)/ received from associated companies	(109,704)	42,044	56,443
Purchase of available for sale securities	(9,668)	678	(13,890)
Net cash (used)/ provided by investing activities	(115,935)	54,641	34,309

Financing activities
Shares issued, net of issuance costs	128,880	685	89,596
Repurchase of bonds	(252,277)	(1,505)	(28,096)
Proceeds from issuance of short-term and long-term debt	577,347	73,622	259,097

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS for the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012 (in thousands of $)
	Nine months ended		Year ended
	September 30,		December 31,
	2013	2012	2012

Repayments of short-term and long-term debt	(373,956)	(135,219)	(318,374)
Debt fees paid	(8,358)	(1,561)	(3,989)
Payments in lieu of issuing shares for exercised share options	(448)	(1,478)	(1,477)
Cash dividends paid	(72,742)	(85,533)	(152,009)
Net cash used in financing activities	(1,554)	(150,989)	(155,252)

Net change in cash and cash equivalents	(1,511)	(28,097)	(34,373)
Cash and cash equivalents at start of the period	60,542	94,915	94,915
Cash and cash equivalents at end of the period	59,031	66,818	60,542

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	60,060	62,588	86,692
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012
(in thousands of $, except number of shares)

	Nine months ended		Year ended
	September 30,		December 31,
	2013	2012	2012
Number of shares outstanding
At beginning of period	85,225,000	79,125,000	79,125,000
Shares issued	8,035,000	100,000	6,100,000
At end of period	93,260,000	79,225,000	85,225,000
Share capital
At beginning of period	85,225	79,125	79,125
Shares issued	8,035	100	6,100
Loan advanced for share subscription	—	—	—
At end of period	93,260	79,225	85,225
Additional paid-in capital
At beginning of period	144,258	61,670	61,670
Amortization of stock based compensation	181	453	569
Payments in lieu of issuing shares	(448)	(1,478)	(1,477)
Shares issued	120,880	585	83,496
Equity component of convertible bond issuance, net	20,722	—	—
At end of period	285,593	61,230	144,258
Contributed surplus
At beginning of period	561,372	548,354	548,354
Amortization of deferred equity contributions	8,792	7,604	13,018
At end of period	570,164	555,958	561,372
Accumulated other comprehensive loss
At beginning of period	(79,421)	(62,004)	(62,004)
Loss on hedging financial instruments reclassified into earnings	3,001	27	27
Fair value adjustments to hedging financial instruments	32,558	(21,731)	(18,407)
Fair value adjustments to available for sale securities	256	751	896
Other comprehensive (loss)/ income	(43)	34	67
At end of period	(43,649)	(82,923)	(79,421)
Accumulated other comprehensive loss - associated companies
At beginning of period	(5,176)	(24,737)	(24,737)
Fair value adjustment to hedging financial instruments	2,286	16,740	19,561
At end of period	(2,890)	(7,997)	(5,176)
Retained earnings
At beginning of period	288,510	254,683	254,683
Net income	70,904	134,737	185,836
Dividends declared	(72,742)	(85,533)	(152,009)
At end of period	286,672	303,887	288,510
Total Stockholders’ Equity	1,189,150	909,380	994,768
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA
The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2012. The results of operations for the interim period ended September 30, 2013 are not necessarily indicative of the results for the entire year ending December 31, 2013.
Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.
The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.
New Accounting Pronouncements
No new accounting pronouncements issued or effective during the interim period ended September 30, 2013 have had or are expected to have a material impact on the consolidated financial statements.

2.	AVAILABLE FOR SALE SECURITIES
Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	September 30, 2013	December 31, 2012
Amortized cost	66,542	55,092
Accumulated net unrealized gain	825	569
Carrying value	67,367	55,661

The Company's investment in marketable securities consists of investments in secured notes. The net unrealized accumulated gain on available-for-sale securities included in other comprehensive income as at September 30, 2013 was $0.8 million (December 31, 2012: net unrealized accumulated gain of $0.6 million).

3.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES
As at September 30, 2013, most of the Company's double-hull VLCCs and Suezmax tankers were chartered to Frontline Shipping Limited (“Frontline Shipping”) and Frontline Shipping II Limited (“Frontline Shipping II”) on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately five to fourteen years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline Ltd. (“Frontline”), a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

One of the Company’s offshore supply vessels is chartered on a long-term bareboat charter to DESS Cyprus Limited, a wholly-owned subsidiary of Deep Sea Supply Plc., a related party. Another of the Company's offshore supply vessels is chartered on a long term bareboat charter to Deep Sea Supply Shipowning II B.V., a wholly owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual. We refer to Deep Sea Supply Plc. and Deep Sea Supply BTG B.V. together as Deep Sea. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.
As of September 30, 2013, 24 of the Company’s assets were accounted for as direct financing leases, all of which are leased to related parties. In September 2013, the sales-type leases of two of the Company’s Suezmax tankers, Glorycrown and Everbright, were terminated and the carrying values of the vessels were transferred to Vessels and equipment.
The following lists the components of the investments in direct financing leases as at September 30, 2013. The comparative figures as of December 31, 2012, include $93.5 million which related to the sales-type leases of Glorycrown and Everbright.

(in thousands of $)	September 30, 2013	December 31, 2012
Total minimum lease payments to be received	1,706,596	1,955,514
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(484,073)	(538,890)
Net minimum lease payments receivable	1,222,523	1,416,624
Estimated residual values of leased property (un-guaranteed)	316,119	328,865
Less: unearned income	(378,149)	(435,047)
	1,160,493	1,310,442
Less: deferred deemed equity contribution	(142,662)	(151,454)
Less: unamortized gains	(14,386)	(15,129)
Total investment in direct financing and sales-type leases	1,003,445	1,143,859

Current portion	50,579	56,870
Long-term portion	952,866	1,086,989
	1,003,445	1,143,859

4.	INVESTMENT IN ASSOCIATED COMPANIES
The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.
At September 30, 2013, September 30, 2012 and December 31, 2012, the Company has the following participation in investments that are recorded using the equity method:

	September 30, 2013	September 30, 2012	December 31, 2012
SFL West Polaris Limited (“SFL West Polaris”)	100.00%	100.00%	100.00%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited (“Bluelot”)	100.00%	100.00%	100.00%
SFL Corte Real Limited (“Corte Real”)	100.00%	100.00%	100.00%
SFL Hercules Ltd ("SFL Hercules")	100.00%	—	—
SFL Linus Ltd ("SFL Linus")	100.00%	—	—

Summarized balance sheet information of the Company’s equity method investees is as follows:

	As of September 30, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	203,481	5,721	5,675	39,708	92,965	59,412	—
Non-current assets	1,553,550	—	—	467,074	451,312	440,164	195,000
Total assets	1,757,031	5,721	5,675	506,782	544,277	499,576	195,000
Current liabilities	145,759	38	38	38,868	77,735	29,080	—
Non-current liabilities	1,576,987	—	—	465,198	445,101	468,798	197,890
Total Liabilities	1,722,746	38	38	504,066	522,836	497,878	197,890
Total stockholders’ equity	34,285	5,683	5,637	2,716	21,441	1,698	(2,890)

	As of December 31, 2012
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	206,114	3,998	3,950	52,776	145,390	—	—
Non-current assets	1,482,687	—	—	488,297	994,390	—	—
Total assets	1,688,801	3,998	3,950	541,073	1,139,780	—	—
Current liabilities	868,850	—	—	40,138	828,712	—	—
Non-current liabilities	587,060	—	—	427,010	160,050	—	—
Total Liabilities	1,455,910	—	—	467,148	988,762	—	—
Total stockholders’ equity	232,891	3,998	3,950	73,925	151,018	—	—
Summarized statement of operations information of the Company’s equity method investees is as follows:

	Nine months ended September 30, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	94,339	14,775	14,818	18,017	39,414	7,315	—
Net operating revenues	68,053	1,687	1,687	17,997	39,391	7,291	—
Net income/ (loss)	22,108	1,687	1,687	1,791	15,245	1,698	—

	Nine months ended September 30, 2012
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	113,301	14,621	14,678	31,229	52,773	—	—
Net operating revenues	87,323	1,699	1,698	31,167	52,759	—	—
Net income	33,328	1,699	1,698	8,359	21,572	—	—

	Year ended December 31, 2012
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	146,263	19,612	19,722	37,421	69,508	—	—
Net operating revenues	111,434	2,266	2,265	37,418	69,485	—	—
Net income	43,492	2,266	2,264	10,719	28,243	—	—

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. (“Seadrill Polaris”), a wholly-owned subsidiary of Seadrill Limited (“Seadrill”) whose performance under the leasing arrangement is fully guaranteed by Seadrill. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023. In July 2008, SFL West Polaris entered into a $700.0 million term loan facility. In December 2012, SFL West Polaris entered into a $420.0 million five year term loan and revolving credit facility, which was used to refinance the existing $700.0 million facility in January 2013. At September 30, 2013, the balance outstanding under this facility was $396.0 million. The Company guaranteed $100.0 million of this debt at September 30, 2013.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”) and Seadrill Offshore AS (“Seadrill Offshore”), two wholly-owned subsidiaries of Seadrill whose performances under the leasing arrangements are fully guaranteed by Seadrill. One of the rigs, West Hercules, was transferred from SFL Deepwater to SFL Hercules, a 100% owned subsidiary of Ship Finance, in June 2013 at the carrying value of the Investment in finance lease. The remaining rig, West Taurus, is chartered on a bareboat basis and the terms of the charter provide Seadrill Deepwater with various call options to acquire the rig at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. In September 2008, SFL Deepwater entered into a $1,400.0 million term loan facility and at September 30, 2013 the balance outstanding under this facility was $388.6 million relating only to the drilling unit West Taurus. The Company guaranteed $100.0 million of this debt at September 30, 2013.

SFL Hercules is a 100% owned subsidiary of Ship Finance which was incorporated in January 2012 for the purpose of acquiring the ultra deepwater drilling rig West Hercules from SFL Deepwater and carry on leasing the rig to Seadrill Offshore on the same terms as originally established under the lease by SFL Deepwater. The vessel is chartered on a bareboat basis and the performance of Seadrill Offshore under the leasing arrangement is fully guaranteed by Seadrill. The terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, there is an obligation for the charterer to purchase the rig at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL Hercules is the subject of a lease which includes both fixed price call options and a fixed price purchase obligation, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. In June 2013, SFL Hercules drew down $375.0 million under a term loan and revolving credit facility with a syndicate of banks. The proceeds were used to part finance the acquisition of West Hercules and the rights to the bareboat charter of the rig from SFL Deepwater at the carrying value of its Investment in finance lease receivable. At September 30, 2013, the balance outstanding under this facility was $368.1 million. The Company guaranteed $90.0 million of this debt at September 30, 2013.

SFL Linus is a 100% owned subsidiary of Ship Finance acquired from North Atlantic Drilling Ltd (“NADL”), a related party, in June 2013. SFL Linus holds the contract for the newbuilding harsh environment jack-up drilling rig West Linus. The rig is currently under construction at a yard in Singapore and will, upon delivery, commence a bareboat charter in excess of 15 years to North Atlantic Linus Charterer Ltd (“North Atlantic Charterer”), a wholly-owned subsidiary of NADL, whose performance under the leasing arrangement is fully guaranteed by NADL. The terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL Linus has a put option to sell the vessel to North Atlantic Charterer at a fixed price at the end of the charter, which expires in 2029. Because the main asset of SFL Linus is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. The agreed purchase price of the rig is $600 million and $195 million of this was paid upon closing of the transaction in June 2013. The remaining balance will become payable upon the completion and delivery of the rig. As at September 30, 2013, SFL Linus had received a commitment from a syndicate of banks for a $475.0 million five year post-delivery term loan and revolving credit facility, which will be used to part finance the purchase of the rig upon delivery from the yard. Subsequently, in October 2013, the financing arrangement was finalized and a loan agreement was entered into.

5.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	September 30, 2013	December 31, 2012
Long-term debt:
8.5% Senior Notes due 2013, net	—	247,766
NOK500 million senior unsecured floating rate bonds due 2014	72,483	78,505
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
NOK600 million senior unsecured floating rate bonds due 2017	95,482	107,910
3.25% senior unsecured convertible bonds due 2018	350,000	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2026	1,055,412	1,272,019
	1,698,377	1,831,200
Short-term debt:
U.S. dollar denominated floating rate debt (LIBOR plus margin)	70,000	—
Total short-term and long-term debt	1,768,377	1,831,200
Less: Short-term debt and current portion of long-term debt	(344,203)	(157,689)
	1,424,174	1,673,511

The outstanding debt as of September 30, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31

2013 (remaining three months)	32,887
2014	367,915
2015	169,799
2016	184,454
2017	195,587
Thereafter	817,735
Total debt	1,768,377
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.15% per annum at September 30, 2013 (December 31, 2012: 4.17%). This rate takes into consideration the effect of related interest rate swaps. At September 30, 2013, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 0.25% (December 31, 2012: 0.31%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.70% (December 31, 2012: 1.83%).
8.5% Senior Notes due 2013
On December 15, 2003, the Company issued $580 million of 8.5% Senior Notes. During the nine month period ended September 30, 2013, the Company redeemed the remaining outstanding notes and recorded losses of $1.1 million on the repurchase of notes during the period. The net amount outstanding at September 30, 2013, was $nil (December 31, 2012: $247.8 million).

NOK500 million senior unsecured bonds due 2014
On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit markets. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on April 7, 2014. The bonds may, in their entirety, be redeemed at the Company’s option from October 7, 2013, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK40.5 million in 2010, NOK13.0 million in 2011 and NOK10.0 million in 2012, which are being held as treasury bonds. The net amount outstanding at September 30, 2013, was NOK436.5 million, equivalent to $72.5 million (December 31, 2012: NOK436.5 million, equivalent to $78.5 million).
3.75% senior unsecured convertible bonds due 2016
On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $20.69. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

NOK600 million senior unsecured bonds due 2017
On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company's option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totaling NOK25.0 million in September 2013, which are being held as treasury bonds. At September 30, 2013, the net amount of NOK575.0 million was outstanding, equivalent to $95.5 million (December 31, 2012: NOK600 million, equivalent to $107.9 million).

3.25% senior unsecured convertible bonds due 2018
On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $20.899. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company for a one-time loan fee of $1.0 million.
As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond as well as the fair value of the share lending arrangement. This component has been recorded within equity and deferred charges to be amortised over the life of the bond. The Company recorded a net amount (after expenses) of $20.7 million and amortisation of $2.8 million for the nine months ended September 30, 2013.
$210 million secured term loan facility
In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, those long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continues without recourse to the Company, as part of the amended agreement the Company now guarantees that revenues received by the vessel-owning subsidiaries will achieve certain minimum levels. This performance guarantee has been reduced to a maximum amount of $20.5 million in aggregate as of September 30, 2013. The facility bears interest at LIBOR plus a margin and has a term of twelve years from the date of drawdown for each vessel. The net amount outstanding at September 30, 2013, was $174.8 million (December 31, 2012: $174.8 million).
$149 million secured term loan facility
In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels, which served as the security for this facility. One of the vessels was sold in January 2008 and the loan facility is currently secured by the remaining four vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at September 30, 2013, was $76.1 million (December 31, 2012: $82.4 million).
$77 million secured term loan facility
In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at September 30, 2013, was $40.7 million (December 31, 2012: $45.5 million).
$30 million secured revolving credit facility
In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 twenty-foot equivalent unit (“TEU") container vessel, which also serves as security for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. At September 30, 2013, the available amount under the facility was fully drawn. The net amount outstanding at September 30, 2013 was $5.0 million (December 31, 2012: $7.0 million).

$49 million secured term loan and revolving credit facility
In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan and revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. At September 30, 2013, the available amount under the revolving part of the facility was $0.8 million. The net amount outstanding at September 30, 2013, was $26.2 million (December 31, 2012: $29.3 million).
$58 million secured revolving credit facility
In September 2008, two wholly-owned subsidiaries of the Company entered into a $58 million secured revolving credit facility with a syndicate of banks. The borrowings under this facility were secured by two 1,700 TEU container vessels. The facility bore interest at LIBOR plus a margin and had a term of five years. The facility expired in September 2013 and the net amount outstanding at September 30, 2013, was $nil (December 31, 2012: $23.0 million) following the final scheduled repayment.
$43 million secured term loan facility
In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at September 30, 2013, was $32.7 million (December 31, 2012: $34.8 million).
$725 million secured term loan and revolving credit facility
In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks that was secured by 26 vessels chartered to Frontline. Seven of these vessels were sold through 2012 and two were sold in 2013, so that at September 30, 2013, the facility was secured by 17 vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At September 30, 2013, the available amount under the revolving part of the facility was $173.7 million. The net amount outstanding at September 30, 2013, was $118.7 million (December 31, 2012: $313.0 million).
$43 million secured term loan facility
In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at September 30, 2013, was $32.7 million (December 31, 2012: $34.8 million).
$54 million secured term loan facility
In November 2010, two wholly-owned subsidiaries of the Company entered into a $54 million secured term loan facility with a bank, secured by two Supramax drybulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at September 30, 2013, was $42.9 million (December 31, 2012: $45.9 million).

$95 million secured term loan and revolving credit facility
In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured by a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At September 30, 2013, the available amount under the revolving part of the facility was fully drawn. The net amount outstanding at September 30, 2013, was $70.0 million (December 31, 2012: $52.5 million).
$75 million secured term loan facility
In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured by three newbuilding Supramax drybulk carriers, two of which were delivered in 2011 and one which was delivered in 2012. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at September 30, 2013, was $64.0 million (December 31, 2012: $68.4 million).

$171 million secured term loan facility
In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is supported by China Export & Credit Insurance Corporation, or SINOSURE, who has provided an insurance policy in favour of the banks for part of the outstanding loan. The facility is secured by a newbuilding 1,700 TEU container vessel, which was delivered in 2010, and seven newbuilding Handysize drybulk carriers delivered between 2011 and 2013. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. The net amount outstanding at September 30, 2013, was $149.4 million (December 31, 2012: $140.3 million).
$55 million secured securities financing agreement
In June 2011, the Company entered into a $55 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at US Federal funds rate plus a margin and will be secured against the relevant securities. The facility had not been utilized as at September 30, 2013.
$167 million secured term loan and revolving credit facility
In July 2011, five wholly-owned subsidiaries entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility were used to refinance a $350 million senior and junior secured term loan facility entered into in 2005, which matured in June 2012. The facility bears interest at LIBOR plus a margin and has a term of six years from drawdown. At September 30, 2013, the facility was secured by five double-hull VLCCs vessels, two of which were sold in November 2013. At September 30, 2013, the available amount under the revolving part of the facility was $5.6 million. The net amount outstanding at September 30, 2013, was $108.0 million (December 31, 2012: $130.3 million).
$184 million secured term loan facility
In March 2012, four wholly-owned subsidiaries of the Company entered into a $184 million secured term loan facility with a bank, secured by four newbuilding container vessels, which are expected to be delivered in 2013 and 2014. The facility bears interest at LIBOR plus a margin and has a term of approximately twelve years from delivery of each vessel. The facility is for both pre- and post-delivery financing. At September 30, 2013, undrawn commitment under the facility was $119.6 million, which the Company intends to use to part fund the remaining instalments payable to the shipyard. The net amount outstanding at September 30, 2013, was $64.4 million (December 31, 2012: $36.8 million).

$53.2 million secured term loan facility
In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at September 30, 2013 was $49.9 million (December 31, 2012: $53.2 million).
$70.0 million secured term loan facility
In June 2013, the Company entered into a $70.0 million secured term loan facility with a syndicate of banks. The facility is secured by the shares of a wholly owned subsidiary which has a newbuilding harsh environment jack-up rig under construction with expected delivery in January 2014. The facility bears interest at LIBOR plus a margin and is repayable upon delivery of the rig, however no later than February 28, 2014. The net amount outstanding at September 30, 2013, was $70.0 million. The Company intends to repay the facility with the proceeds from the $475.0 million five year post-delivery term loan and revolving credit facility which SFL Linus entered into in October 2013.

The Company’s loan agreements contain certain financial covenants and require it to provide security to its lenders in the form of pledged assets. In general, the main financial covenants contained in the Company’s loan agreements provide limitations on the amount of its total borrowings and secured debt and include provisions that require it to (i) maintain available cash, including freely available undrawn amounts under credit facilities with maturity exceeding 12 months, on a consolidated basis of not less than $25 million; (ii) maintain positive working capital on a consolidated basis; and (iii) maintain a ratio of total liabilities to adjusted total assets of less than 0.80.

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes all of the vessels and the drilling units that are currently owned by the Company; and (iv) a first priority security interest over all earnings and proceeds of insurance with respect to the assets in the relevant asset owning subsidiaries. Many of the secured credit facilities require the Company to provide additional security or prepay certain amounts in the event that the fair market value of the vessels securing a facility is less than an applicable percentage, ranging between 100% to 140%, of the principal amount outstanding under such facility. The main covenants for the outstanding bonds include customary provisions limiting certain payments, including the payment of dividends and the incurrence of certain debt.
As of September 30, 2013, the Company was in compliance with all of the covenants in its debt and bond agreements.

6.	FINANCIAL INSTRUMENTS
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2014 and 2017. From a financial perspective, these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, ABN AMRO Bank N.V., BNP Paribas, Bank of Scotland plc, NIBC Bank N.V., Scotiabank Europe Plc, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds TSB Bank Plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.
The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	September 30, 2013	December 31, 2012
Designated derivative instruments - Assets:
Interest rate swaps	5,374	4
Cross currency interest rate swaps	—	3,275
Non-designated derivative instruments - Assets:
Interest rate swaps	6,342	—
Cross currency interest rate swaps	—	132
	11,716	3,411

(in thousands of $)	September 30, 2013	December 31, 2012
Designated derivative instruments - Liabilities:
Interest rate swaps	53,255	84,044
Cross currency interest rate swaps	11,200	411
Non-designated derivative instruments - Liabilities:
Interest rate swaps	4,011	1,426
Cross currency interest rate swaps	286	—
	68,752	85,881
Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At September 30, 2013, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

(in thousands of $)
Notional Principal as at September 30, 2013	Inception date	Maturity date	Fixed interest rate

$235,789 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$76,050 (reducing to $69,713)	September 2012	September 2014	4.85%
$37,606 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$42,933 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$64,007 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$76,136 (equivalent to NOK450 million)	October 2010	April 2014	5.32%	*
$174,801 (reducing to $153,804)	April 2012	May 2019	3.67% - 3.77%
$123,433 (reducing to $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%	*
$49,875 (reducing to $32,142)	February 2013	December 2017	0.81% - 0.82%
$100,000 (remaining at $100,000)	March 2013	April 2023	1.85% - 1.97%

* These swaps relate to the NOK500 million and NOK600 million senior unsecured bonds due 2014 and 2017 respectively, and the fixed interest rates paid are exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at September 30, 2013, the total notional principal amount subject to such swap agreements was $1,186.1 million (December 31, 2012: $1,033.0 million).
Foreign currency risk management
The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK500 million senior unsecured bonds due 2014 and the NOK600 million senior unsecured bonds due 2017.

Principal Receivable	Principal Payable		Inception date	Maturity date
NOK450 million	$76.1	million	October 2010	April 2014
NOK600 million	$105.4	million	October 2012	October 2017
Apart from the NOK500 million and NOK600 million senior unsecured bonds due 2014 and 2017, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013	September 30, 2013	December 31, 2012	December 31, 2012
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	67,367	67,367	55,661	55,661
Floating rate NOK bonds due 2014	72,483	72,782	78,505	78,891
Floating rate NOK bonds due 2017	95,482	96,061	107,910	106,902
8.5% Senior Notes due 2013	—	—	247,766	248,542
3.75% unsecured convertible bonds due 2016	125,000	123,633	125,000	118,513
3.25% unsecured convertible bonds due 2018	350,000	339,157	—	—
Derivatives:
Interest rate/ currency swap contracts - short-term and long-term receivables	11,716	11,716	3,411	3,411
Interest rate/ currency swap contracts - short-term and long-term payables	68,752	68,752	85,881	85,881
The above payables relating to interest rate / currency swap contracts at September 30, 2013, include $4.3 million which relates to non-designated swap contracts (December 31, 2012: $1.4 million), with the balance relating to designated hedging instruments. Similarly, the above receivables relating to interest rate / currency swap contracts at September 30, 2013, include $6.3 million (December 31, 2012: $0.1 million) which relates to non-designated swap contracts, with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at September 30, 2013, were measured as follows:

		Fair value measurements using
(in thousands of $)	September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	67,367	47,567		19,800
Interest rate/ currency swap contracts - long-term receivables	11,716		11,716
Total assets	79,083	47,567	11,716	19,800
Liabilities:
Floating rate NOK bonds due 2014	72,782	72,782
Floating rate NOK bonds due 2017	96,061	96,061
3.75% unsecured convertible bonds due 2016	123,633	123,633
3.25% unsecured convertible bonds due 2018	339,157	339,157
Interest rate swap contracts - short-term and long-term payables	68,752		68,752
Total liabilities	700,385	631,633	68,752	—
Fair value is measured in accordance with FASB ASC Topic 820 “Fair Value Measurement and Disclosures”. ASC 820 establishes a fair value hierarchy as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable market based other than quoted prices or unobservable inputs that are corroborated by market data.
Level 3 - Unobservable inputs for assets or liabilities that are not corroborated by market data.
Listed available for sale securities are recorded at fair value, being their market value as at the balance sheet date. The fair value of unlisted available for sale securities, which at September 30, 2013, comprise unlisted corporate bonds, is a Level 3 input and is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

The estimated fair values for the 8.5% fixed rate Senior Notes, the floating rate NOK bonds due 2014 and 2017, the 3.75% and the 3.25% unsecured convertible bonds due 2016 and 2018 respectively, are all based on their quoted market prices as at the balance sheet date.
The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at September 30, 2013.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Danske Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our consolidated operating revenues. In the nine months ended September 30, 2013, Frontline accounted for approximately 40% of our consolidated operating revenues (for the nine months ended September 30, 2012: 57%, for the year ended December 31, 2012: 54%). There is thus a concentration of revenue risk with Frontline. The consolidated operating revenues for the nine months ended September 30, 2013, does not include the operating revenues of $94.3 million (for the nine months ended September 30, 2012: $113.3 million, for the year ended December 31, 2012: $146.3 million) reported by our subsidiaries accounted for using the equity method, none of which were earned from Frontline.

7.	SHARE CAPITAL ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	September 30, 2013	December 31, 2012
125,000,000 common shares of $1.00 par value each	125,000	125,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	September 30, 2013	December 31, 2012
93,260,000 common shares of $1.00 par value each (December 31, 2012: 85,225,000 shares)	93,260	85,225

The Company’s common shares are listed on the New York Stock Exchange.

During the nine months ended September 30, 2013, three employees exercised their options to acquire 75,000 shares of the Company at an exercise price of $5.29 per share. 35,000 shares were issued in respect of the exercised options resulting in a premium on issue of $0.2 million and, at the discretion of the Board of Directors, the Company paid an employee $0.4 million in lieu of issuing the remaining 40,000 shares.

In June 2013, the Company issued and sold 8,000,000 shares pursuant to a prospectus filed in November 2010. Total proceeds of $128.7 million net of costs were received, resulting in a premium on issue of $120.7 million.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases. The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the nine months ended September 30, 2013, the Company has credited contributed surplus with $8.8 million of such deemed equity contributions (year ended December 31, 2012: $13.0 million).

8.	SHARE OPTION PLAN
No options were granted in the nine months ended September 30, 2013.
As of September 30, 2013 there was $0.1 million in unrecognized compensation costs related to non-vested options granted under the Company's existing share option scheme (December 31, 2012: $0.3 million). This cost will be recognized over the remaining vesting periods, with a weighted average period of six months.

9.	EARNINGS PER SHARE
The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended September 30,		Year ended December 31,
(in thousands of $)	2013	2012	2012
Basic:
Net income available to stockholders	70,904	134,737	185,836
Diluted:
Net income available to stockholders	70,904	134,737	185,836
Interest paid on convertible bonds	11,118	3,503	4,688
	82,022	138,240	190,524

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2013	2012	2012
Basic earnings per share:
Weighted average number of common shares outstanding	88,244	79,193	80,594
Diluted earnings per share:
Weighted average number of common shares outstanding	88,244	79,193	80,594
Effect of dilutive share options	119	133	168
Effect of dilutive convertible debt	22,789	4,621	5,106
	111,152	83,947	85,868

10.	RELATED PARTY TRANSACTIONS
The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with Frontline and the Frontline Charterers (collectively Frontline Shipping, Frontline Shipping II and Frontline Shipping III Limited), and the following other related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:
•Seadrill
•NADL
•Golden Ocean Group Limited (“Golden Ocean”)
•Deep Sea
•Golar LNG Limited (“Golar”)
•United Freight Carriers LLC ("UFC")
The Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (Note 3):

(in thousands of $)	September 30, 2013	December 31, 2012
Amounts due from:
Frontline Charterers	—	51,788
Frontline	3,362	810
Deep Sea	—	1,305
Seadrill	300	300
Other related parties	314	—
Total amount due from related parties	3,976	54,203
Loans to related parties - associated companies, long-term
SFL West Polaris	105,198	67,010
SFL Deepwater	129,601	154,874
SFL Hercules	128,173	—
SFL Linus	195,000	—
Total loans to related parties - associated companies, long-term	557,972	221,884
Amounts due to:
Frontline Charterers	815	804
Frontline Management	1,025	815
Bluelot	5,449	3,802
Corte Real	5,495	3,756
Other related parties	316	50
Total amount due to related parties	13,100	9,227
SFL West Polaris, SFL Deepwater, SFL Hercules, SFL Linus, Bluelot and Corte Real are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at September 30, 2013 within the financial statements (see Note 4). The amounts due to Bluelot and Corte Real are the balances on the current accounts between those companies and Ship Finance. As described below in “Related party loans”, at September 30, 2013 and December 31, 2012, the long-term loans from Ship Finance to SFL West Polaris, SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts.

Related party leasing and service contracts
As at September 30, 2013, 22 (December 31, 2012: 24) of the Company’s vessels which were leased to the Frontline Charterers and two (December 31, 2012: two) of its offshore supply vessels which were leased to subsidiaries of Deep Sea have been recorded as direct financing leases. In addition, at September 30, 2013, four (December 31, 2012: four) offshore supply vessels were leased to subsidiaries of Deep Sea and no (December 31, 2012: one) vessels were leased to the Frontline Charters under operating leases.
At September 30, 2013, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $1,003.4 million (December 31, 2012: $1,217.0 million) of which $50.6 million (December 31, 2012: $50.8 million) represents short-term maturities.

At September 30, 2013, the net book value of assets leased under operating leases to the Frontline Charterers and Deep Sea was $109.3 million (December 31, 2012: $131.5 million).
A summary of leasing revenues earned from the Frontline Charterers and Deep Sea is as follows:

	Nine months ended		Year ended
Payments (in millions of $)	September 30, 2013	September 30, 2012	December 31, 2012
Operating lease income	13.7	15.9	20.7
Direct financing lease interest income	42.5	44.7	59.2
Finance lease service revenue	39.8	49.4	64.8
Direct financing lease repayments	36.1	40.1	52.8
Cash sweep and profit share income	—	40.1	52.2
In addition, the Company signed 5-12 month time charters with profit sharing arrangements with UFC in respect of three of its drybulk vessels during the period ended September 30, 2013. Operating lease income of $3.7 million and profit sharing revenues of $0.3 million were earned from UFC during the nine months ended September 30, 2013. No revenues were earned from UFC in 2012.
In May 2013, the Company agreed to change the legal entity under the charters for five of the six vessels on charter to subsidiaries of Deep Sea Supply Plc. The new charterer is Deep Sea Supply Shipowning II B.V., a wholly owned subsidiary of Deep Sea Supply BTG B.V., which is a joint venture owned 50% by Deep Sea Supply Plc. and 50% by BTG Pactual. The new charters became effective May 31, 2013, and the main terms of the charters remain unchanged.
In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In January 2013, the non-double hull VLCC Edinburgh was sold and its lease cancelled. In February and March 2013, respectively, the Suezmax Front Pride and the OBO Front Guider were sold and their leases cancelled. A total net termination fee of $5.0 million was received from Frontline in relation to the sale of these vessels.
In addition, the Company paid the following fees:

	Nine months ended		Year ended
Payments (in millions of $)	September 30, 2013	September 30, 2012	December 31, 2012
Frontline Charterers:
Vessel Management Fees	41.7	50.0	65.9
Management Supervision Fees	1.8	1.4	2.1
Administration Services and other	0.4	0.4	0.6
Golden Ocean:
Operating Management Fees	0.5	0.4	0.5
Office Facilities:
Golar Management UK Limited	0.1	0.2	0.2
Frontline Management AS	0.2	0.3	0.4

Related party loans – associated companies
In 2010, Ship Finance entered into agreements with the wholly owned subsidiaries SFL West Polaris and SFL Deepwater granting fixed interest loans to them of $145.0 million and $290.0 million, respectively. These loans are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. In June 2013, SFL Deepwater repaid $145.0 million of its debt to Ship Finance following the transfer of one of its rigs to SFL Hercules. In June 2013, Ship Finance granted a loan of $145.0 million to SFL Hercules on the same terms as that of SFL Deepwater. In addition, Ship Finance entered into a non interest bearing loan agreement with the wholly owned subsidiary SFL Linus in the amount $195.0 million. This loan is repayable in full on June 30, 2029 or earlier if the subsidiary sells its drilling unit.
Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the nine months ended September 30, 2013, the Company accrued interest income on these loans of $4.9 million from SFL West Polaris (nine months ended September 30, 2012: $4.9 million; year ended December 31, 2012: $6.5 million), $8.0 million from SFL Deepwater (nine months ended September 30, 2012: $9.8 million, year ended December 31, 2012: $13.1 million) and $1.8 million from SFL Hercules (nine months ended September 30, 2012: $nil, year ended December 31, 2012: $nil).

11.	COMMITMENTS AND CONTINGENT LIABILITIES
Assets Pledged

(in millions of $)	September 30, 2013
Book value of consolidated assets pledged under ship mortgages	$2,160

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rig and ultra deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at September 30, 2013, the Company ($1.8 billion) and its equity-accounted subsidiaries ($1.2 billion) had a combined outstanding indebtedness of $2.9 billion (December 31, 2012: $3.0 billion) under various credit facilities. All of the Company’s vessels and jack-up rig and the ultra deepwater drilling units of its equity-accounted subsidiaries have been pledged under mortgages in respect of this outstanding indebtedness except two 2005 built 1,700 TEU container vessels. In addition, the shares of the equity-accounted subsidiary, SFL Linus have been provided as security for the $70.0 million secured term loan facility.
Other Contractual Commitments
The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

The Company has provided a guarantee for the senior secured loan financing relating to the container vessel chartered-in by SFL Corte Real Limited, which is a wholly-owned subsidiary accounted for using the equity method (see Note 4). At September 30, 2013, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $50.4 million (December 31, 2012: $52.6 million).

The Company has provided guarantees for the secured term loan facilities relating to SFL West Polaris, SFL Deepwater and SFL Hercules, which are wholly-owned subsidiaries of the Company accounted for using the equity method. The assets and liabilities of these subsidiaries including their loan facilities are presented on the Company's balance sheet on a net basis within ‘Investment in associated companies’. As of September 30, 2013, the guarantees provided by the Company to the providers of these entities’ loan facilities were limited to $290 million (December 31, 2012: $270 million) on an aggregate basis. As of September 30, 2013, the combined outstanding balance of these entities’ loan facilities was $1.2 billion (December 31, 2012: $1.2 billion).

At September 30, 2013, the Company had contractual commitments under acquisition agreements and newbuilding contracts totaling $860.5 million (December 31, 2012: $189.6 million).

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

12.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include nine variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2014 to January 2020. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At September 30, 2013, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $76.2 million, unearned lease income of $22.3 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $40.7 million, of which the short-term portion is $6.4 million.
The other seven fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at September 30, 2013, of $279.5 million. The outstanding loan balances in these entities total $172.3 million, of which the short-term portion is $88.6 million.

13.	SUBSEQUENT EVENTS

In October 2013, the post-delivery financing for the newbuilding harsh environment jack-up drilling rig West Linus was finalized and a new five-year $475.0 million term loan and revolving credit facility was signed with a syndicate of banks.
In November 2013, the Company sold the two older VLCCs Front Champion (1998 built) and Golden Victory (1999 built) to unrelated third parties. The Company simultaneously agreed to terminate the corresponding charter parties with a subsidiary of Frontline. The vessels were delivered to the new owners in November 2013 and Ship Finance received cash proceeds of approximately $43 million, including approximately $11 million in upfront payments from Frontline. In addition, we received approximately $79 million in 7.5% amortizing notes from Frontline. The amortization profile and maturity of the notes matches the old charters for the two vessels, with reduced rates until end 2015 and full rates from 2016.
In November 2013, the existing debt on the ultra-deepwater drilling rig West Taurus was refinanced with a new five-year $390 million term loan and revolving credit facility with a syndicate of banks.
In November 2013, CMA-CGM gave notice to the Company of its intention to exercise its options to purchase the vessel owning entities holding the 13,800 TEU containerships CMA-CGM Corte Real and CMA-CGM Magellan. The vessels are leased in and out by two fully owned equity accounted subsidiaries of the Company. The options are expected to be exercised in January 2014, at which point the leases will terminate and the Company will receive back its $50 million investment.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2013
General
We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.
We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of December 4, 2013, we own or operate 59 vessels and drilling units across the tanker, drybulk, car carrier, container and offshore sectors. In the tanker and drybulk sectors, we own and operate 22 double hull crude-oil tankers, 12 drybulk carriers and two chemical tankers. In the container and car carrier sectors, we own and operate nine container vessels, two car carriers and charter-in two container vessels, and in the offshore sector, we own and operate six offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling units.
In addition to our operating fleet, we have entered into agreements for the construction of four 8,700 twenty-foot equivalent unit (“TEU”) container vessels that are scheduled to be delivered to us in 2014 and 2015, four 4,800 TEU container vessels that are scheduled to be delivered to us during 2013 and 2014 and one harsh environment jack-up drilling rig scheduled to be delivered to us in January 2014. Seven year time charters have been secured for the four 4,800 TEU newbuilding container vessels and a 15 year bareboat charter has been secured for the harsh environment jack-up rig.
As at December 4, 2013, our customers included Frontline Ltd. ("Frontline"), Seadrill Limited (“Seadrill”), North Atlantic Drilling Ltd. (“NADL”), United Freight Carriers LLC ("UFC"), Sinochem Shipping Co. Ltd, Heung-A Shipping Co. Ltd, the CMA CGM Group (“CMA CGM”), Hyundai Glovis Co. Ltd., Western Bulk AS, Hamburg Süd Group, PT Apexindo Pratama Duta, MCC Transport, Oman Container Line, Orient Overseas Container Line, GMT Shipping Line Ltd ("GMT"), A.P. Møller-Maersk A/S (“Maersk”) and Deep Sea Supply Plc and Deep Sea Supply BTG B.V., which we together refer to as Deep Sea. Apart from seven container vessels and four drybulk carriers on short-term charters due to expire between December 2013 and October 2014, the vessels in our fleet have charters attached to them which are generally contracted to expire between one year and 15 years from now, providing us with significant, stable base cash flows and high asset utilization provided that our counterparties fully perform under the terms of the respective charters. Some of our charters include purchase options exercisable by the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Recent and Other Developments

In October 2013, the post-delivery financing for the newbuilding harsh environment jack-up drilling rig West Linus was finalized and a new five-year $475.0 million term loan and revolving credit facility was signed with a syndicate of banks.
In November 2013, the Company sold the two older VLCCs Front Champion (1998 built) and Golden Victory (1999 built) to unrelated third parties. The Company simultaneously agreed to terminate the corresponding charter parties with a subsidiary of Frontline. The vessels were delivered to the new owners in November 2013 and Ship Finance received cash proceeds of approximately $43 million, including approximately $11 million in upfront payments from Frontline. In addition, we received approximately $79 million in 7.5% amortizing notes from Frontline. The amortization profile and maturity of the notes matches the old charters for the two vessels, with reduced rates until end 2015 and full rates from 2016.
In November 2013, the existing debt on the ultra-deepwater drilling rig West Taurus was refinanced with a new five-year $390 million term loan and revolving credit facility with a syndicate of banks.
In November 2013, CMA CGM Group gave notice to the Company of its intention to exercise its options to purchase the vessel owning entities holding the 13,800 TEU containerships CMA-CGM Corte Real and CMA-CGM Magellan. The vessels are leased in and out by two fully owned equity accounted subsidiaries of the Company. The options are expected to be exercised in January 2014 at which point the leases will terminate and the Company will receive back its $50 million investment.
The Company has four 4,800 TEU container vessels under construction in China, in combination with long-term charters to a leading container operator. There have been delays on account of the shipyard in the construction of the vessels, and the first vessel is now scheduled for delivery in December 2013. Ship Finance is in discussions with the parties involved concerning its options. If one or more of the contracts and corresponding charters are terminated, the Company will be refunded all amounts paid to the shipyard with interest.

Operating Results

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2013	September 30, 2012
Total operating revenues	199,161	242,038
Gain on sale of assets and termination of charters	18,025	25,849
Total operating expenses	(123,218)	(118,148)
Net operating income	93,968	149,739
Interest income	21,955	19,919
Interest expense	(65,327)	(70,967)
Other non-operating items, net	(1,800)	2,718
Equity in earnings of associated companies	22,108	33,328
Net income	70,904	134,737
Net operating income for the nine months ended September 30, 2013 was $94.0 million, compared with $149.7 million for the nine months ended September 30, 2012. The change was principally due to no profit sharing revenues from the cash sweep arrangement with subsidiaries of Frontline (the “Frontline Charterers”) described below during the nine months ended September 30, 2013, and lower gains on disposal of vessels and termination of charters which was partly offset by the contribution from the delivery of new vessels. Net income for the period decreased by $63.8 million compared with the same period in 2012 due to the decrease in net operating income, a reduction in earnings of associated companies and an increase in net other non-operating items, offset by a decrease in net interest expense.
Two container vessels chartered in on long-term bareboat charters since 2011 and three ultra-deepwater drilling units were accounted for under the equity method during 2013 and 2012, and a further newbuilding harsh environment jack-up drilling rig in 2013. The operating revenues of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2013	September 30, 2012
Direct financing and sales-type lease interest income	46,733	49,608
Finance lease service revenues	41,652	49,420
Profit sharing revenues	283	40,079
Time charter revenues	62,315	42,790
Bareboat charter revenues	45,654	59,302
Voyage charter revenues	1,308	—
Other operating income	1,216	839
Total operating revenues	199,161	242,038

Direct financing and sales-type lease interest income arises on most of our double hull tankers, our oil-bulk-ore-carriers, or OBOs (the last of which was sold in March 2013) and two offshore supply vessels. In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease.
In the year ended December 31, 2012, we sold and delivered four OBOs which were direct financing lease assets chartered to the Frontline Charterers. In the nine months ended September 30, 2013, we sold and delivered our final OBO and a Suezmax tanker which were direct financing lease assets chartered to the Frontline Charterers. The net decrease in lease interest income is due mainly to the sale of OBOs in 2012 and 2013.

The reduction in finance lease service revenue arises mainly from the sales and deliveries of four OBOs in 2012 and the final OBO and one Suezmax tanker in the nine months ended September 30, 2013. This is partly offset by additional service revenue earned between May 2013 and September 2013 related to the two Suezmax tankers which were amended from bareboat charters to time charters.
There were no profit sharing or cash sweep revenues from the vessels on charter to the Frontline Charterers in the nine months ended September 30, 2013, compared to $40.1 million in the same period in 2012, due to low tanker spot rates in the latter part of 2012 and in 2013. The charter agreements, which were amended on December 30, 2011, provides that the Frontline Charterers are obligated to pay the Company 100% of the earnings on a time charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). During the nine months ended September 30, 2013, the Company accrued revenues of $nil under the cash sweep agreement compared to $40.1 million accrued in the same period in 2012. The cash sweep for any full year is payable in March of the following year.
Additionally, the amended charter agreements increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. During the nine month periods ended September 30, 2013 and September 30, 2012 and the year ended December 31, 2012, no amounts were recognized in the consolidated accounts under the 25% profit share agreement. Following Frontline’s prepayment of $50.0 million of profit share in December 2011, $50.0 million of profit share will need to accumulate before the 25% profit share revenues can be recognized in the consolidated accounts. As at September 30, 2013, no portion of the $50.0 million prepaid by Frontline had been utilized.
During the period ended September 30, 2013 the Company signed 5-12 month time charters with profit sharing arrangements with UFC related to three of its drybulk vessels. During the nine months ended September 30, 2013, $0.3 million profit share accrued relating to these vessels.
The increase in time charter revenues for the nine months ended September 30, 2013 compared with the same period in 2012, was mainly due to the delivery of two new drybulk vessels in November 2012 and March 2013 and the acquisition of two car carriers in October and November 2012, all of which are employed on a time charter basis. In addition, the bareboat charters of five 2,800 TEU container vessels were terminated in April 2012 and have since operated on a time charter basis.
Bareboat charter revenues are earned by our vessels and rig which are leased under operating leases on a bareboat basis. In the nine months ended September 30, 2012, these consisted of five 2,800 TEU container vessels, two 1,700 TEU container vessels, four offshore supply vessels, two chemical tankers, one jack-up drilling rig and three non-double hull VLCCs. The decrease in bareboat charter revenues for nine months ended September 30, 2013 compared with the same period in 2012, was mainly due to the termination of the bareboat charters relating to the five 2,800 TEU container vessels in April 2012 and the sale of the three non-double hull vessels in March 2012, November 2012 and January 2013, respectively.
Voyage charter revenues were earned by two of our Suezmax tankers that were previously on time charter to North China Shipping Holding Co ("NCS"). The time charters were terminated and the vessels returned to us on September 6, 2013. No voyage charter revenues were earned in 2012.
Cash flows arising from finance leases
The following table sets forth our cash flows from our direct financing and sales-type leases with the subsidiaries of Frontline, Deep Sea and NCS, and the applicable accounting treatment:

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2013	September 30, 2012
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	46,733	49,608
Finance lease service revenues	41,652	49,420
Direct financing and sales-type lease repayments	39,886	44,292
Total direct financing and sales-type lease payments received	128,271	143,320

Our vessels chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. The management and operation of vessels leased to the Frontline Charterers has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay Frontline Management, fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment we receive from the Frontline Charterers to cover our lease executory costs, which are classified as “finance lease service revenue”. If any of the vessels chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.
Finance lease service revenue was also earned from the two Suezmax tankers that were leased to NCS on time charter terms between May 7, and September 6, 2013.
Gain on sale of assets and termination of charters
Gains of $18.0 million were recorded in the nine months ended September 30, 2013, on the disposal of the non-double hull VLCC Edinburgh ($4.3 million), the Suezmax tanker Front Pride ($0.5 million) and the OBO Front Guider ($13.2 million).

Gains of $25.8 million were recorded in the nine months ended September 30, 2012 on the disposal of the non-double hull VLCC Front Duke ($2.2 million), the OBO Front Rider ($1.9 million) and the termination of the bareboat charters relating to the five 2,800 TEU container vessels ($21.7 million) previously chartered to Horizon Lines LLC ("Horizon Lines"). The gain on the termination of the bareboat charters comprises of the initial market values of $16.0 million relating to second-lien notes received, $1.7 million relating to warrants received and $4.0 million in fuel and inventory taken over upon redelivery of the vessels.
Operating expenses

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2013	September 30, 2012
Ship operating expenses	74,475	70,170
Depreciation	43,044	41,377
Administrative expenses	5,699	6,601
Total operating expenses	123,218	118,148
Ship operating expenses consist of payments to Frontline Management of $6,500 per day for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements and operating expenses for the container vessels, car carriers and drybulk carriers that are operated on a time charter basis and managed mainly by unrelated third parties.
Ship operating expenses increased for the nine months ended September 30, 2013, compared with the same period in 2012, which is primarily as a result of the addition of two new drybulk carriers, two car carriers and the termination of the bareboat charters with Horizon Lines in April 2012 relating to five 2,800 TEU container vessels, following which we incur operating expenses on the vessels. In addition, the 1,700 TEU container vessel, SFL Europa was drydocked during the period, and the $1.5 million drydocking cost was fully expensed in the nine months ended September 30, 2013. Furthermore, the bareboat charters for two of the Suezmax tankers were amended to time charters in May 2013 and have subsequently been redelivered, following which we incur operating expenses. The increase was partly offset by the sale of four OBOs in 2012 and our final OBO and one Suezmax tanker in the nine months ended September 30, 2013.
Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase in depreciation for the nine months ended September 30, 2013 compared with the same period in 2012 is primarily due to the delivery of one new drybulk carrier and the acquisition of two car carriers in the fourth quarter of 2012 and the delivery of one new drybulk carrier in the first quarter of 2013 which was partly offset by the disposal of three non-double hull vessels in 2012 and 2013.
The reduction in administrative expenses for the nine months ended September 30, 2013, compared with the same period in 2012 is primarily due to reduced salaries, including the fair value cost of stock options awarded to directors and employees. This reduction is partly offset by an increase in legal costs in relation to the ongoing arbitration with respect to the four Handysize drybulk carriers previously chartered to Hong Xiang Shipping Holding (Hong Kong) Co. Limited (“Hong Xiang”), which were redelivered to us in July 2012.

Interest income
Interest income increased for the nine months ended September 30, 2013, compared with the same period in 2012, mainly as a result of investments made during 2012 and 2013 in available-for-sale securities. In addition, for the nine months ended September 30, 2013, interest accrued on the $40 million second lien notes received from Horizon Lines in April 2012 following the early termination of the bareboat charters.
Interest expense

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2013	September 30, 2012
Interest on US$ floating rate loans	19,515	28,400
Interest on NOK500 million senior unsecured floating rate bonds due 2014	3,205	3,867
Interest on NOK600 million senior unsecured floating rate bonds due 2017	5,380	—
Interest on 8.5% Senior Notes due 2013	2,963	17,416
Interest on 3.75% senior unsecured convertible bonds due 2016	3,503	3,503
Interest on 3.25% senior unsecured convertible bonds due 2018	7,615	—
Swap interest	15,123	13,439
Other interest	21	6
Amortization of deferred charges	8,002	4,336
Total interest expense	65,327	70,967
At September 30, 2013, the Company, including its consolidated subsidiaries had total debt outstanding of $1.8 billion (September 30, 2012: $1.9 billion) which is comprised of $350.0 million in 3.25% convertible bonds issued in January 2013, $95.5 million (NOK 575 million) net outstanding principal amount of NOK floating rate bonds issued in October 2012, $nil net outstanding principal amount of 8.5% Senior Notes due 2013 (September 30, 2012: $274 million), $72.5 million (NOK437 million) net outstanding principal amount of NOK floating rate bonds due 2014 (September 30, 2012: $76.2 million, NOK437 million), $125.0 million net outstanding principal amount of 3.75% convertible bonds (September 30, 2012: $125 million), and $1.1 billion under floating rate secured long term credit facilities (September 30, 2012: $1.4 billion). The average three-month LIBOR was 0.27% in the nine months ended September 30, 2013 and 0.47% in the nine months ended September 30, 2012. The overall decrease in interest expense for the nine months ended September 30, 2013 compared with the same period in 2012 is mainly due to reduced amounts outstanding under the revolving part of certain of our floating rate secured long term credit facilities.
The decrease in interest payable on the 8.5% Senior Notes due 2013 is due to the redemption of these in March 2013 and the decrease in interest payable on the NOK floating rate bonds due 2014 is due to the repurchase of notes in 2012. The additional interest payable on the 3.25% convertible bonds due 2018 and NOK floating rate bonds due 2017 is due to their issue date in January 2013 and October 2012, respectively.
At September 30, 2013, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.2 billion of floating rate debt at a weighted average rate excluding margin of 3.08% per annum (September 30, 2012: $0.9 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.10% per annum).
As reported above, three ultra-deepwater drilling units and two chartered-in container vessels were accounted for under the equity method in 2013 and 2012 and a further newbuilding harsh environment jack-up drilling unit in 2013 . Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” below.
Other non-operating items
In the nine months ended September 30, 2013, other non-operating items amounted to a net loss of $1.8 million, compared to a net income of $2.7 million for the nine months ended September 30, 2012. Other non-operating items for the nine months ended September 30, 2013, consist mainly of a $2.1 million gain on the mark-to-market valuation of financial instruments, in particular interest rate and currency swap contracts and $1.2 million loss on the repurchase of the 8.5% Senior Notes due 2013 which were fully redeemed in March 2013. The remaining balance relates to loan commitment and agency fees of $3.1 million, partly offset by $0.4 million of foreign exchange gains.

Equity in earnings of associated companies
During 2013 and 2012, the Company had certain wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 4 of the Consolidated Financial Statements included herein. These investments represent 100% shareholdings in the subsidiaries which own the three ultra-deepwater drilling units, one harsh environment jack-up drilling unit and lease two container vessels. Equity in earnings in associated companies decreased from $33.3 million in the nine months ended September 30, 2012, to $22.1 million in the nine months ended September 30, 2013, mainly due to increased interest expenses and loan commitment fees in connection with the refinancing of the debt of SFL West Polaris Limited (“SFL West Polaris”) in January 2013 and the new loan in SFL Hercules Ltd. (“SFL Hercules”) for the financing of the ultra deepwater drilling unit West Hercules following the transfer of the rig from SFL Deepwater Ltd. in June 2013.
Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Most of our tankers are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected. However, the profit sharing receivable is paid annually and the effects of seasonality will be limited to the timing of our profit sharing and cash sweep revenues, if any.
Liquidity and Capital Resources
At September 30, 2013, we had total cash and cash equivalents of $59.0 million and available for sale securities of $67.4 million. In the nine months ended September 30, 2013, we generated cash of $116.0 million from operations. We used $1.6 million net in financing activities and $115.9 million net in investing activities.

Cash flows provided by operating activities increased for the nine months ended September 30, 2013 to $116.0 million, compared to $68.3 million for the same period in 2012, mainly due to the receipt in March 2013 of cash sweep of $52.2 million that accrued in 2012.
Net cash used in investing activities was $115.9 million for the nine months ended September 30, 2013, compared to $54.6 million generated for the same period in 2012, due mainly to payments made to associates following the purchase of SFL Linus Ltd which was partly offset by cash received from the refinancing of debt in SFL West Polaris and the new loan in SFL Hercules. In addition, the Company entered into contracts for four newbuilding container vessels and increased its available for sale investments. These payments were partly offset by $5.3 million more cash received from the sale of vessels and related charter terminations. There was a reduction in repayments from capital leases of $4.4 million resulting from less vessels being accounted for as capital leases.
Net cash outflow from financing activities for the nine months ended September 30, 2013 was $1.6 million, compared to an outflow of $151.0 million in the same period in 2012. The $149.4 million decrease in cash outflow from financing activities results from the receipt of $128.9 million from the issuance of shares and $577.3 million from the issuance of debt, $350.0 million of which arose from the issuance of our 3.25% convertible bonds in January 2013. This was partly offset by the repayment and prepayment of drawn amounts under bank facilities of $374.0 million and the repurchase and redemption of bonds totaling $252.3 million in the nine months ended September 30, 2013, compared with $135.2 million and $1.5 million respectively for the same period in 2012.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at September 30, 2013.

	As of September 30, 2013
(in millions of $)	Outstanding balance	Net amount available to drawdown
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,125.4	180.1
Loan facilities secured against investments in securities	—	23.8
Unsecured borrowings:
NOK500 million senior unsecured floating rate bonds due 2014	72.5	—
3.75% senior unsecured convertible bonds due 2016	125.0	—
NOK600 million senior unsecured floating rate bonds due 2017	95.5	—
3.25% senior unsecured convertible bonds due 2018	350.0	—
	1,768.4	203.9
As of September 30, 2013, there was $180.1 million net available to draw under secured revolving credit facilities. We also had commitments totaling $119.6 million under secured loan facilities relating to our newbuildings which the Company intends to drawdown in line with the remaining instalments payable to the shipyard. In addition, $23.8 million of a $55.0 million secured securities facility was available for borrowing based on 50% of the market value of the Company’s investment in certain marketable securities as at September 30, 2013.

Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes all of the vessels and the drilling units that are currently owned by the Company, except two 2005 built 1,700 TEU container vessels; and (iv) a first priority security interest over all earnings and proceeds from insurance policies with respect to the assets in the relevant asset owning subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand for the carriage of drybulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: December 4, 2013

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS